UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIMES MIRROR SAVINGS PLUS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TIMES MIRROR SAVINGS PLUS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2005 and 2004	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005	5
Notes to Financial Statements	6-14
Supplemental Schedule:	15
Schedule of Assets (Held at End of Year)

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIMES MIRROR SAVINGS PLUS PLAN

Date: June 29, 2006	/s/ Chandler Bigelow Chandler Bigelow Vice President/Treasurer Secretary and Member of the Tribune Company Employee Benefits Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Times Mirror Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Times Mirror Savings Plus Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
June 23, 2006

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Assets:
Investments, at fair value
Mutual funds and participant loans	$382,059,915	$811,505,011
Master trusts	62,884,344	225,509,011
Total investments, at fair value	444,944,259	1,037,014,022

Investments, at contract value
Stable Value Fund Master trust	71,686,278	163,590,028
Total investments	516,630,537	1,200,604,050

Receivables:
Contributions from participants	–	1,371,532
Contributions from Tribune Company	–	390,294

Total receivables	–	1,761,826

Total assets	516,630,537	1,202,365,876

Liabilities:
Excess contributions payable	649,934	–
Total liabilities	649,934	–

Net assets available for benefits	$515,980,603	$1,202,365,876

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
Additions:
Additions to net assets attributed to:
Contributions:
Participants	$36,403,244
Tribune Company	10,712,337
Total contributions	47,115,581

Investment income/(loss):
Net depreciation in fair value of investments in mutual funds	(263,493)
Interest and dividends	49,756,723
49,493,230
Plan interest in net investment loss of Tribune Company
Stock Fund Master Trust	(52,926,717)
Plan interest in net investment income of Stable Value Fund
Master Trust	6,836,506
3,403,019

Total additions	50,518,600

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(93,018,530)
Administrative fees	(608,687)
Net transfers of assets	(643,276,656)

Total deductions	(736,903,873)

Net decrease in net assets available for benefits	(686,385,273)

Net assets available for benefits:
Beginning of year	1,202,365,876

End of year	$515,980,603

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Times Mirror Savings Plus Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective December 15, 1983 by The Times Mirror Company. The Plan is a defined contribution plan that covers eligible salaried and hourly employees of Tribune Company. Separate benefit accounts are maintained for each participant.

Effective March 31, 2005, the Recycler 401(k) Plan was merged with and continued in the form of the Plan (see Note 4). Effective April 1, 2005, employees of the Virginia Gazette started participating in the Tribune Company 401(k) Savings Plan (see Note 4). Effective December 31, 2005, various former Times Mirror employees participating in the Plan transferred their net account balances to the Tribune Company 401(k) Savings Plan (see Note 4). Effective December 31, 2005, the Baltimore Sun Teamsters merged into the Teamster-National 401(k) Savings Plan, a multi-employer plan which is not sponsored by the Company. Effective April 1, 2006, most employees of Newsday, Inc. began participating in the Tribune Company Defined Contribution Retirement Plan.

Employees of the Company and participating subsidiaries are generally eligible to participate on their date of hire, except for employees covered by collective bargaining agreements, which do not provide for their participation in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets. Effective January 1, 2006, the Northern Trust Company became the Plan’s trustee.

Contributions

Participants may generally elect to make before-tax contributions of up to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Certain union employees are limited to contributions equal to 15% of their eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers nine investment alternatives, including seven publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”) and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”).

The Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of participant before-tax contributions for that period. During 2005, the Company contributions were automatically allocated to the Vanguard Prime Money Market Fund unless the eligible participant elected to have them allocated otherwise. Beginning in 2006, the Company contributions are automatically allocated to the Vanguard Wellington Admiral Fund, unless the participant elects to have them allocated otherwise. Certain participants may elect to contribute an additional 1% to 15% of basic compensation on an after-tax basis. After-tax contributions are not matched by the Company.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Stock Fund Master Trust. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next pay period. Participants may make interfund transfers on a daily basis.

Plan participants generally must be at least 21 years of age and become eligible participants for the Company contributions after one full year of service.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts. Participants generally become fully vested in the Company contributions after three years of vesting service.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations.

Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are generally made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts. The minimum amount that can be borrowed is $500. The maximum amount is equal to the lesser of (a) $50,000 less the highest outstanding loan balance during the most recent 12 month period or (b) 50% of their vested account balance. A participant may have a maximum of two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Each loan shall be repaid within 5 years unless the loan is to be used to acquire a principal residence, in which case, the loan shall be repaid within 30 years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $213,926 for the year ended December 31, 2005.

NOTE 2 –  SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The stock in the Tribune Stock Fund Master Trust is valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor (see Note 8).

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004

Vanguard Prime Money Market Institutional Shares;
109,662,830 shares and 223,416,979 shares, respectively	$109,662,830	$223,416,979
Fidelity Growth & Income Portfolio; 2,587,389 shares
and 5,320,563 shares, respectively	89,006,179	203,298,714
Fidelity Stable Value Fund Master Trust; 71,686,278 units
and 163,590,028 units, respectively (see Note 5)	71,686,278	163,590,028
Fidelity Diversified International Fund; 2,045,660 shares
and 4,307,666 shares, respectively	66,565,764	123,371,565
Tribune Company Stock Fund Master Trust; 3,445,718 units
and 8,106,396 units, respectively (see Note 5)	62,884,344	205,821,389
Vanguard Wellington Admiral Fund; 728,428 shares
and 11,440,384 shares, respectively	38,191,488	75,116,026
Vanguard Institutional Index Fund; 327,100 shares
and 951,370 shares, respectively	37,292,643	105,326,126

NOTE 4 – NET TRANSFER OF ASSETS / PLAN MERGER

Effective March 31, 2005, the Recycler 401(k) Plan was merged with and continued in the form of the Plan, with some slight modifications. Included in the net transfer of assets is $3,473,776 related to the merger. Effective April 1, 2005, employees of the Virginia Gazette started participating in the Tribune Company 401(k) Savings Plan. This change included the transfer of $1,493,155 of assets on May 14, 2005. Effective December 31, 2005, various former Times Mirror employees participating in the Plan transferred their participant account balances in the aggregate of $642,007,631 to the Tribune Company 401(k) Savings Plan. Effective December 31, 2005 the Baltimore Sun Teamsters moved out of the Plan and into the Teamsters-National 401k Saving. Included in the net transfer of assets is $760,369 related to the transfer. There were certain other miscellaneous transfers among plans that are included in the net transfers of assets reported in the accompanying financial statements.

NOTE 5 – INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was approximately 10% and 22%, respectively. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

	December 31,
	2005	2004
Investments at fair value:
Tribune Company common stock	$611,225,492	$925,016,320
Cash	1,784,108	3,717,470
Total investments	$613,009,600	$928,733,790

Year Ended
December 31, 2005
Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(251,659,752)
Interest	71,555
Dividends	15,272,094
Total investment loss	$(236,316,103)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was approximately 36% and 87%, respectively. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the issuing financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.12%

 in 2005. The portfolio crediting rate of the GICs was 4.00% and 4.07% in 2005 and 2004, respectively. The minimum crediting rate cannot be less than zero.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

	December 31,
	2005	2004
Investments:
Mortgages	$91,873,061	$80,112,118
Corporate bonds	49,734,425	36,473,837
Government bonds	55,138,686	63,896,179
Foreign bonds	134,678	–
Short-term securities	6,726,929	8,618,949
Certificate of deposit	305,578	–
Accounts payable, net of receivable	(5,870,090)	–
Investments at fair value	198,043,267	189,101,083
Synthetic wrapper	2,331,559	(2,094,601)
Total investments at contract value	$200,374,826	$187,006,482

Year Ended
December 31, 2005
Investment income:
Net appreciation in fair value of investments	$–
Interest	7,842,153
Total investment income	$7,842,153

Cox Stock Fund Master Trust

The Cox Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Cox Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Cox Stock Fund Master Trust. The assets of the Cox Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Cox Stock Fund Master Trust was approximately 97% or $19,687,622. Investment income and administrative expenses related to the Cox Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

There were no funds held in the Cox Stock Master Trust at December 31, 2005.

NOTE 6 – INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s ERISA counsel believes the Plan is designed to comply with, and the Plan administrator believes that the Plan is currently being operated in compliance with, the applicable requirements of the IRC.

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard (see Schedule H, Line 4i). Vanguard was the trustee as of and for the year ended December 31, 2005 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust and participant loan transactions also qualify as party-in-interest transactions.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per
the financial statements	$515,980,603	$1,202,365,876
Amounts allocated to withdrawing participants	(1,932,502)	(124,991)
Net assets available for benefits per the Form 5500	$514,048,101	$1,202,240,885

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Year Ended
December 31, 2005
Benefits paid to participants per
the financial statements	$93,018,530
Add: Amounts allocated to withdrawing
participants at December 31, 2005	1,932,502
Less: Amounts allocated to withdrawing
participants at December 31, 2004	(124,991)
Benefits paid to participants per the Form 5500	$94,826,041

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

On December 29, 2005, the Financial Accounting Standards Board ("FASB") released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The FSP will require enhanced financial statement presentation and disclosures. Management intends to adopt the requirements of the FSP in the Plan's financial statements for the period ended December 31, 2006.

TIMES MIRROR SAVINGS PLUS PLAN
EIN: 36-1880355 PLAN: 009
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

			Market
	Identity of Issue or Borrower	Description	Value

*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	$ 109,662,830

	Fidelity Growth & Income Portfolio	Registered Investment Company	89,006,179

	Fidelity Stable Value Fund Master Trust	Master Trust	71,686,278

	Fidelity Diversified International Fund	Registered Investment Company	66,565,764

*	Tribune Company Stock Fund Master Trust	Master Trust	62,884,344

*	Vanguard Wellington Admiral Fund	Registered Investment Company	38,191,488

*	Vanguard Institutional Index Fund	Registered Investment Company	37,292,643

*	Vanguard Explorer Admiral Fund	Registered Investment Company	14,731,125

*	Vanguard Total Bond Market Index Fund	Registered Investment Company	10,994,593

*	Vanguard Prime Money Market Fund	Registered Investment Company	5,388,694

*	Participant loans	Loans to participants (maturities range from
		1 to 30 years, interest rates range from 4.0%
		to 10.5%)	10,226,599

	Total Assets (Held at End of Year)		$ 516,630,537

	* Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-90727, 33-21853, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70692, 333-70696, 333-118280, 333-118281, 333-118282, 333-118283 and 333-118284) of Tribune Company of our report dated June 23, 2006 relating to the financial statements and supplemental schedule of the Times Mirror Savings Plus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 23, 2006